SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Launches NICE Inform Intelligence Center, An Automated Public Safety Data Analytics and Visualization Solution, Dated August 01, 2018.
99.2 NICE Named the Leader in Workforce Management by DMG Consulting, Dated August 02, 2018.
99.3 NICE Recognizes 2018 PSAPs’ Finest Award Winners at APCO 2018 Conference, Dated August 06, 2018.
99.4 NICE and Cloud9 Technologies Team Up to Integrate Compliance Recording and Cloud-based Voice Trading Platform, Dated August 13, 2018.
99.5 Joint NICE and Deloitte White Paper Paves the Way for Enterprise Transformation into Robotic and Cognitive Automation, Dated August 15, 2018.
99.6 NICE inContact CXone AI Self-Service Solution Helps TechStyle Improve Operational Efficiency, Enhance Customer Experience, and Drive Cost-Savings, Dated August 16, 2018.
99.7 NICE Delivers Revolutionary Shape Analysis Capability, Empowering Organizations to Rapidly Deploy Robotic Process Automation, Dated August 21, 2018.
99.8 NICE inContact CXone Summer 2018 Release Launches New Embedded Analytics and Omnichannel Social Capabilities for Better Customer and Agent Experiences, Dated August 27, 2018.
99.9 NICE Actimize Transforms Flagstar Bank’s Financial Crime Strategy To Enable Future Transition to Intelligent Automation, Dated August 28, 2018.
100.0 NICE inContact Recognizes Stand-Out CXone Application Partners at Second Annual DEVone Partner Conference, Dated August 28, 2018.
100.1 NICE Launches First of its Kind Proactive Fraudster Exposure Solution, Driving a Quantum Leap in Identity Theft Prevention, Dated August 29, 2018.
100.2 Former FBI Director James Comey, and Digital Currency Expert Nick Szabo, Headline NICE Actimize’s 2018 ENGAGE Client Forum, Dated August 29, 2018.
100.3 NICE Actimize Receives Highest Score in Current Offering and Strategy for Enterprise Fraud Management by Independent Research Firm, Dated August 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: September 5, 2018

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Launches NICE Inform Intelligence Center, An Automated Public Safety Data Analytics and Visualization Solution, Dated August 01, 2018.
99.2 NICE Named the Leader in Workforce Management by DMG Consulting, Dated August 02, 2018.
99.3 NICE Recognizes 2018 PSAPs’ Finest Award Winners at APCO 2018 Conference, Dated August 06, 2018.
99.4 NICE and Cloud9 Technologies Team Up to Integrate Compliance Recording and Cloud-based Voice Trading Platform, Dated August 13, 2018.
99.5 Joint NICE and Deloitte White Paper Paves the Way for Enterprise Transformation into Robotic and Cognitive Automation, Dated August 15, 2018.
99.6 NICE inContact CXone AI Self-Service Solution Helps TechStyle Improve Operational Efficiency, Enhance Customer Experience, and Drive Cost-Savings, Dated August 16, 2018.
99.7 NICE Delivers Revolutionary Shape Analysis Capability, Empowering Organizations to Rapidly Deploy Robotic Process Automation, Dated August 21, 2018.
99.8 NICE inContact CXone Summer 2018 Release Launches New Embedded Analytics and Omnichannel Social Capabilities for Better Customer and Agent Experiences, Dated August 27, 2018.
99.9 NICE Actimize Transforms Flagstar Bank’s Financial Crime Strategy To Enable Future Transition to Intelligent Automation, Dated August 28, 2018.
100.0 NICE inContact Recognizes Stand-Out CXone Application Partners at Second Annual DEVone Partner Conference, Dated August 28, 2018.
100.1 NICE Launches First of its Kind Proactive Fraudster Exposure Solution, Driving a Quantum Leap in Identity Theft Prevention, Dated August 29, 2018.
100.2 Former FBI Director James Comey, and Digital Currency Expert Nick Szabo, Headline NICE Actimize’s 2018 ENGAGE Client Forum, Dated August 29, 2018.
100.3 NICE Actimize Receives Highest Score in Current Offering and Strategy for Enterprise Fraud Management by Independent Research Firm, Dated August 30, 2018.